K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.807.8010

November 3, 2014

VIA EDGAR

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

Dear Ms. Fettig:

This letter responds to the comments that you conveyed to me on October 31, 2014 regarding pre-effective amendment no. 2 to the registration statement of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”) filed with the Commission on September 16, 2014 on Form N-1A (the “Registration Statement”). The Registration Statement relates to two series – PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio and PowerShares Bloomberg Commodity Strategy Portfolio (each, a “Fund” and together the “Funds”).

Where revised disclosure from the post-effective amendment is included in a response, we have marked the new disclosure in bold to show changes.

For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.

General Comments

1.	Comment:	Please ensure that the ticker symbols for each Fund are included on the EDGAR system.

Ms. Christina Fettig

U.S. Securities and Exchange Commission

November 3, 2014

	Response:	On October 31, 2014, the Trust filed an update with the Commission via the EDGAR system to include the ticker symbol for each Fund on the system: PDBC for the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio and CMDY for the PowerShares Bloomberg Commodity Strategy Portfolio.

Comments to the Seed Audit Financial Statements

2.	Comment:	Please revise the disclosure regarding the annual unitary management fee located in the notes to the financial statements of the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio to mirror the disclosure regarding the management fee as described in the Registration Statement, so as to indicate that Acquired Fund Fees and Expenses are not intended to be considered “extraordinary expenses.”

	Response:	We have revised the disclosure in the notes to the financial statements pursuant to the staff’s request. That disclosure now reads as follows:

“As compensation for its services upon commencement of operations, the Fund has agreed to pay the Adviser an annual unitary management fee of 0.59% of the Fund’s average daily net assets. Out of the unitary management fee, the Adviser pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other services, except for the fee payment under that agreement, distribution fees, if any, brokerage expenses, taxes, interest, Acquired Fund Fees and Expenses, if any, litigation expenses and other extraordinary expenses (as set forth in the Advisory Agreement).”

3.	Comment:	The notes to the financial statements of the PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio state that the Fund’s adviser has agreed to pay the organizational and initial offering costs of the Fund. Please confirm in correspondence, if true, that such expenses are not subject to future recoupment by the adviser.

	Response:	We hereby confirm that the expenses that the adviser has incurred by paying the organizational and initial offering costs of the Fund will not be subject to future recoupment.

Comments to the Fee Tables of each Fund

Ms. Christina Fettig

U.S. Securities and Exchange Commission

November 3, 2014

4.	Comment:	In each Fund’s table of expenses, the “Fee Waiver and/or Expense Reimbursement” line item is the same – 0.10% — as the line item for Acquired Fund Fees and Expenses (“AFFEs”). However, the investment strategy of each Fund states that it may invest in other exchange-traded funds (“ETFs”) and, were it to do so, it may incur additional AFFEs that are not included in the table. Please confirm that, when calculating an estimate of AFFEs that each Fund will incur in its first fiscal year, the calculation includes all possible sources of AFFEs.

	Response:	We confirm that, although permitted to do so by their investment strategies, the Funds do not anticipate investing in ETFs during their first year of operations. Therefore, the estimated AFFEs for each Fund do not include any AFFEs that would have been incurred from investments in other ETFs. The current AFFEs derive exclusively from investments in money market funds affiliated with the adviser, which are therefore subject to being waived pursuant to the terms set forth in a footnote to each Fund’s expense table.

5.	Comment:	The footnote to the “Fee Waiver and/or Expense Reimbursement” line item in each Fund’s expense table states that the adviser has agreed to “waive a portion of the Fund’s management fee in an amount equal to 100% of the net advisory fees an affiliate of the Adviser receives that are attributable to certain of the Fund’s investments in money market funds managed by that affiliate.” (emphasis added). Does the waiver of 0.10% as reported in the fee table consist entirely of management fees from the affiliated money market funds?

	Response:	Like the Funds, the affiliated money market funds in which the Funds will invest are charged an annual unitary management fee by their respective advisers, which covers substantially all costs related to those money market funds. Therefore, we confirm that when investing in the affiliated money market funds, the Funds only incur net advisory fees – and no other additional fees charged to the affiliated funds – such that all AFFEs incurred by the Funds are subject to the waiver as described in the footnote to each Fund’s fee table.

* * *

We believe that this information responds to all of your comments. Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Ms. Christina Fettig

U.S. Securities and Exchange Commission

November 3, 2014

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copies to:

Anna Paglia, Esq.

Eric S. Purple, Esq.

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

November 3, 2014

BY EDGAR

Ms. Christina Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

1933 Act Registration No. 333-193135

1940 Act Registration No. 811-22927

On behalf of PowerShares Actively Managed Exchange-Traded Commodity Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary